SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          (Amendment No. ______)*

                             GS FINANCIAL CORP.
______________________________________________________________________________
                              (Name of Issuer)


                   COMMON STOCK, $.01 PAR VALUE PER SHARE
______________________________________________________________________________
                       (Title of Class of Securities)


                                362274  10 2
______________________________________________________________________________
                               (CUSIP Number)


                              Bruce A. Scott
                            GS Financial Corp.
                    3798 Veterans Memorial Boulevard
                       Metairie, Louisiana 70002
                              (504) 457-6220
______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             October 15, 2000
______________________________________________________________________________
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 6 Pages

CUSIP No.  362274  10 2               13D                   Page 2 of 6 Pages

______________________________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Bruce A. Scott
______________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [ ]
______________________________________________________________________________
3     SEC USE ONLY

______________________________________________________________________________
4     SOURCE OF FUNDS*

      PF
______________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [ ]

______________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
______________________________________________________________________________
                  7    SOLE VOTING POWER

                       124,468
                  ____________________________________________________________
                  8    SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY           38,892
OWNED BY EACH     ____________________________________________________________
REPORTING PERSON  9    SOLE DISPOSITIVE POWER
WITH
                       124,468
                  ____________________________________________________________
                  10   SHARED DISPOSITIVE POWER

                       38,892
______________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      163,360
______________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

______________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.8%
______________________________________________________________________________
14    TYPE OF REPORTING PERSON*

      IN
______________________________________________________________________________

_______________________

* The Reporting Person's percentage ownership is determined by assuming that options held by such person (but not those held by any other person) and that are exercisable within sixty (60) days, have been exercised.

CUSIP No.  362274  10 2               13D                   Page 3 of 6 Pages


Item 1.  Security and Issuer.

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock, $.01 par value per share ("Common Stock"), of GS Financial Corp. (the "Issuer"). The address of the Issuer's principal executive office is 3798 Veterans Memorial Boulevard, Metairie, Louisiana 70002.

Item 2.  Identity and Background.

     (a)  Bruce A. Scott ("Reporting Person").

     (b) The Reporting Person's business address is the Issuer's principal executive office, 3798 Veterans Memorial Boulevard, Metairie, Louisiana 70002.

     (c) The Reporting Person is the Executive Vice President of the Issuer and a member of the Board of Directors of the Issuer. The Issuer's name and address are as provided in Item 1.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person beneficially owns 38,506 shares of Common Stock held directly and 23,892 shares of Common Stock granted pursuant to the Issuer's Employee Stock Ownership Plan ("ESOP"). The Reporting Person also has been granted options to purchase an aggregate of 85,962 shares of Common Stock pursuant to the Issuer's stock option plan which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting Person. The Reporting Person's spouse owns 5,000 shares of Common Stock directly and 5,000 shares subject to the usufruct of her mother, of which the Reporting Person disclaims beneficial ownership. Also includes 5,000 shares held in trusts for the benefit of the Reporting Person's children for which he is trustee; however, the

CUSIP No.  362274  10 2               13D                   Page 4 of 6 Pages


Reporting Person disclaims beneficial
ownership over such shares. All purchases by the Reporting Person were made with personal funds.

Item 4.  Purpose of Transaction.

     The Reporting Person is presently a Director and Executive Vice
President of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person does not intend to obtain control of the Issuer.

     The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 163,360 shares of Common Stock which represents approximately 11.8% of the outstanding shares of Common Stock (based upon 1,299,069 shares issued and outstanding and including 85,962 shares subject to exercisable options).

     (b) The Reporting Person has sole voting and dispositive power with respect to 124,468 shares of Common Stock which includes 85,962 shares of Common Stock which may be purchased upon the exercise of stock options. The Reporting Person has shared voting and dispositive power with respect to 10,000 shares of Common Stock held by his spouse (5,000 of which are subject to the usufruct of her mother, over which his spouse disclaims beneficial ownership); 23,892

CUSIP No.  362274  10 2               13D                   Page 5 of 6 Pages


shares of Common Stock held in the ESOP; and 5,000 shares of Common Stock held in trusts for the benefit of his children.

     (c) The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options and restricted stock grants. The Reporting Person is a Director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a Director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  Material to be Filed as Exhibits.

     Not applicable.

CUSIP No.  362274  10 2               13D                   Page 6 of 6 Pages



                                 Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





                                     /s/Bruce A. Scott
                                     -------------------------
                                     Bruce A. Scott


                                     Date: April 5, 2004